Exhibit A

Brandes Investment Trust
Brandes Institutional Global Equity Fund
Brandes Institutional International Equity Fund
Brandes Separately Managed Account Reserve Trust (SMART)
Brandes Institutional Core Plus Fixed Income Fund
Brandes Credit Focus Yield Fund
Brandes International Small Cap Equity Fund